UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 19)

iBasis, Inc.

(Name of Subject Company)

iBasis, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

450732201

(CUSIP Number of Class of Securities)

Ofer Gneezy
President & Chief Executive Officer
20 Second Avenue, Burlington, MA 01803
(781) 505-7500

(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael L. Fantozzi, Esq.	Mark S. Flynn	Dennis J. Friedman, Esq.
Mintz, Levin, Cohn, Ferris,	Chief Legal Officer and	Eduardo Gallardo, Esq.
Glovsky and Popeo P.C.	Corporate Secretary	Gibson, Dunn & Crutcher LLP
One Financial Center	iBasis, Inc.	200 Park Avenue
Boston, MA 02111	20 Second Avenue	New York, NY 10166
617-348-1640	Burlington, MA 01803	212-351-4000
781-505-7955

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 19 to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) amends and supplements the Schedule 14D-9, originally filed by iBasis, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 30, 2009, relating to the tender offer by KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”), which is a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“KPN”), pursuant to which Purchaser has offered to buy all outstanding Shares that it does not already own, upon the terms and subject to the conditions set forth in the offer to purchase dated July 28, 2009 (the “Offer to Purchase”) and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed by KPN, Purchaser and Celtic ICS Inc. under cover of Schedule TO with the SEC on July 28, 2009, as amended. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation

Item 4(a) of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

“All opinions and recommendations of the Special Committee as to the fairness of the Amended Offer address the fairness of such offer to unaffiliated shareholders of the Company.  Such opinions and recommendations have been made by the Special Committee, on behalf of the Company, pursuant to authority expressly delegated to the Special Committee by the full Board of Directors of the Company.”

The paragraph under the heading “Supportive Factors — Opinion of Jefferies” of Item 4(d) of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

“Jefferies has authorized the reproduction of the opinion in the Schedule 14D-9.

•      As noted above, the Special Committee considered the financial analyses presented by Jefferies to the Special Committee at its meeting on November 22, 2009. In that regard, the Special Committee considered, among other things:

•      Minority Squeeze-Out Premiums Analysis – The Special Committee considered that the 1-trading day and 20-trading day minority squeeze out premium analysis performed by Jefferies indicated a range of implied values per Share of approximately $1.13 to $4.55 and approximately $1.08 to $7.15, respectively, compared in each case to the Amended Offer Price per Share of $3.00. See Item 4(d) of the Schedule 14D-9 under the heading “Opinion of the Special Committee’s Financial Advisor – Minority Squeeze-Out Premiums Paid Analysis.”  In that regard, the Special Committee also noted that the premium implied by the $3.00 Amended Offer Price as compared to the trading price per Share 1 trading day and 20 trading days prior to July 13, 2009, which was the date KPN publicly announced its plan to commence the Offer, was greater than the premia paid with respect to the corresponding trading periods in at least 75% of the minority squeeze out transactions considered.

•      Discounted Cash Flow Analysis - The Special Committee noted that the discounted cash flow analyses prepared by Jefferies yielded per share value ranges that are higher than the $3.00 Amended Offer Price. See Item 4(d) of the Schedule 14D-9 under the heading “Opinion of the Special Committee’s Financial Advisor – Discounted Cash Flow Analyses.”  However, the Special Committee considered all analyses performed by Jefferies as a whole and did not assign any particular weight to any analysis or methodology presented by Jefferies.”

The section under the heading “Supportive Factors” of Item 4(d) of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

“The Special Committee’s consideration of the factors described herein with respect to the fairness of the Amended Offer is predicated on the assumption that the Company is a going concern.  As discussed herein, we considered, among other factors, the analyses of Jefferies in its November 22, 2009 presentation in our assessment of the fairness of the Amended Offer Price.  The Special Committee considered such analyses as a whole and did not assign any particular weight to any analysis or methodology presented by Jefferies in considering the going concern value of the Company.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iBASIS, INC.

	By:	/s/ Mark S. Flynn
Name: Mark S. Flynn
Title: Chief Legal Officer and Corporate Secretary

Dated: December 4, 2009